Exhibit 14(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form N-14 of our report dated September 22, 2016 relating to the special purpose schedule of investments of MAST Credit Opportunities I Master Fund Ltd., MAST Admiral Master Fund, L.P. and MAST Select Opportunities Master, L.P. as of June 30, 2016 to be acquired by Great Elm Capital Corp. (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose of the schedule and the basis of its presentation) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the references to us under the headings “Experts” in such Registration Statement.

/s/ Deloitte & Touche LLP

McLean, VA

September 22, 2016